Exhibit 23

                       Consent of Independent Accountants

The Board of Directors
Rollins Truck Leasing Corp.:

     We consent to incorporation by reference in the registration statement (No. 333-21835) on Form S-3 of Rollins Truck Leasing Corp. of our report dated October 27, 1999, except for the note "Subsequent Events" which is as of November 12, 1999, relating to the consolidated balance sheets of Rollins Truck Leasing Corp. and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of earnings, cash flows, and shareholders' equity and related financial statement schedules for each of the years in the three-year period ended September 30, 1999, which report appears in the 1999 Annual Report on Form 10-K of Rollins Truck Leasing Corp.


                                                                        KPMG LLP


Wilmington, Delaware
December 14, 1999